UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

INTUIT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-21180	77-0034661
(State or other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2700 Coast Avenue Mountain View, CA 94043
(Address of Principal Executive Offices) (Zip Code)

Kerry McLean
Vice President, Deputy General Counsel
(650) 944-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
Conflict Minerals Disclosure
A copy of Intuit Inc.’s Conflict Minerals Report for the year ended December 31, 2017 is filed as Exhibit 1.01 hereto and is publicly available at http://www.intuit.com/company/strategic-sourcing/supplier-policies/conflict-minerals/.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 25, 2018	INTUIT INC.

		By:	/s/ MICHELLE M. CLATTERBUCK
Name: Michelle M. Clatterbuck
Title: EVP and Chief Financial Officer